IDEX CORPORATION 630 Dundee Road, Suite 400 Northbrook, IL 60062-2745 847) 498-7070
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Kevin Kuhar	December 6, 2007

Re:	IDEX Corporation
Form 10-K: For the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-10235
Dear Mr. Kuhar:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 26, 2007, relating to IDEX Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2006 (2006 10-K).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2006 10-K, as applicable.
Form 10-K for the fiscal year-ended December 31, 2006
Critical Accounting Policies, page 21
Share-based Compensation, page 22
1.	We note the disclosure that you used an independent third-party to assist in determining the assumptions used in your SFAS 123(R) valuation model. While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 10-Q, to name the independent third party. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent third-party as an exhibit to the registration statement.
In future filings, the Company will remove the reference to the use of an independent third-party in the determination of the underlying assumptions used in the SFAS 123(R) valuation model. The Company takes full responsibility for the valuation of the equity instruments and in future filings will not refer to the independent third-party.

Mr. Kevin Kuhar
December 6, 2007

Note 1. Significant Accounting Policies, page 30
Revenue Recognition, page F-9
2.	Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors and direct sales force. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.
The Company applies the same revenue recognition policy for transactions through our direct sales force and our network of distributors. This policy is consistently applied throughout the world. The Company will revise the revenue recognition disclosure in future filings as follows:
Revenue Recognition — The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility of the sales price is reasonably assured. For product sales, delivery does not occur until the products have been shipped and risk of loss has been transferred to the customer. Revenue from services is recognized when the services are provided or ratably over the contract term. Some arrangements with customers may include multiple deliverables, including the combination of products and services. In such cases the Company has identified these as separate elements in accordance with Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” and recognizes revenue consistent with the policy for each separate element based on the fair value of each accounting unit. The Company records allowances for discounts, product returns and customer incentives at the time of sale as a reduction of revenue as such allowances can be reliably estimated based on historical experience and known trends. The Company also offers product warranties and accrues its estimated exposure for warranty claims at the time of sale based upon the length of the warranty period, warranty costs incurred and any other related information known to the Company.
Note 3. Goodwill and Intangible Assets, page 35
3.	We note that during fiscal 2006 previously indefinite-lived intangible assets were reassessed to have definite lives. Please tell us what intangible assets were reassessed and how you determined that the intangible assets had finite useful lives. Also, demonstrate that the assets subsequently determined to have a finite useful life were tested for impairment in accordance with paragraph 16 and 17 of SFAS 142.
Prior to 2005, the Company identified trade names as an identifiable intangible asset associated with prior acquisitions. The Company performed an analysis at each acquisition date of these trade names and determined that there were no regulatory, contractual, competitive, economic, or other factors that limited the useful life of the trade name to the Company at that time. Therefore, the Company treated these trade name intangible assets as assets with an indefinite life. During the second quarter of 2006, the Company determined that its existing trade name intangible assets with an indefinite life should have a finite life. The

Mr. Kevin Kuhar
December 6, 2007

event that prompted this reassessment was a revision to the Company’s strategy. The creation of the IDEX Health & Science (HST) brand during the second quarter of 2006 changed the historical view of how the business units within this newly formed group would go to market. Prior to this change, each of these previously acquired business units went to market independent of each other and under each of their respective trade names. Based on this prior business model, the Company expected cash flows over an indefinite period to be generated using each of the respective trade names. The change in strategy resulted in the Company selling products to customers under both the IDEX Health and Science brand and the historical trade name of the business unit (Gast, Micropump, Rheodyne and Scivex). As a result of this change, the Company determined that the value of the trade names for the individual business units would be diminished over time as the IDEX Health and Science trade name gained more market recognition, although there is no current intent to discontinue the existing trade names. This change resulted in a change in the expected use of the asset by the Company from an indefinite period to a definite period. Therefore, consistent with paragraph 11a of SFAS 142, the Company concluded that the economic life of the HST business unit’s trade names were finite rather then indefinite.
After consideration of the facts and circumstances noted above, the Company changed the classification of the intangible assets with an indefinite life to intangible assets with a definite life and, as a result, the Company began to amortize all trade name intangible assets. At that time, in accordance with SFAS 142 paragraphs 16 and 17, the Company performed an impairment review of the trade names. This impairment test compared the carrying value of each of these assets to their fair value. The fair value of these assets was determined based on a discounted cash flow model. The fair value of each of the trade names was greater than the carrying value and hence the Company concluded that no impairment existed.
4.	Additionally, we note that you allocated $62 million of the purchase price of Banjo Corporation to an indefinite useful lived asset — trade name. Please tell us how you determined the fair value of the intangible asset in accordance with paragraph 9 of SFAS 142 and why you considered it to have an indefinite life. Furthermore, please tell us how you determined the fair value of the other intangible assets acquired as part of the series of acquisitions described on page 41 and 42.
In October 2006, the Company acquired Banjo and identified the fair value of the appropriate identifiable intangible assets in connection with the preliminary allocation of the purchase price and the preparation of the opening balance sheet of Banjo. The Banjo product line is in the Fluid and Metering Technologies segment (FMT) and was not part of the strategy revision referred to in our response to comment 3. The Company determined the fair value of several intangible assets, with the assistance of an independent third-party specialist, including customer relationships, non-compete agreements, developed technology and the trade name. The fair value of the trade name was determined using the “relief-from-royalty” method. The trade name is being treated as an indefinite life asset and will be tested annually for impairment.
The rationale for treating the trade name as an indefinite life asset is based on several factors mainly:
1.	There are no legal, contractual or regulatory provisions that would limit the useful life of the Banjo trade name.

2.	There are no competitive or economic factors that indicate that the Banjo business is at risk. The primary barrier which has limited Banjo’s competition is its strong brand recognition in the marketplace and customer loyalty that it has experienced during its 40 plus year history.

3.	The brand recognition of the Banjo name in the marketplace is very strong and the Company expects to operate the Banjo business unit indefinitely as a stand alone entity.

Mr. Kevin Kuhar
December 6, 2007

4.	Many end customers (both OEM’s and end-users) specify to our customers that they desire “Banjo” valves, when ordering or setting specification for a system or product.

5.	The Banjo business model generates approximate gross margins and operating margins of 52% and 38%, respectively, even though the business is primarily an injection molding business which typically experiences significantly lower margins compared to Banjo.

6.	The Banjo business has experienced significant customer loyalty which has resulted in minimal customer churn.
The Company does not foresee any changes to the above items in the future.
Banjo has been very successful executing its business model as outlined above and has created significant value around the Banjo trade name. The Company noted in several discussions with the former owners of Banjo that the business is primarily an injection molding business that generates significant profits as a result of its business model.
Moreover, the Company plans to leverage the Banjo name to create other opportunities for FMT. Specifically, through the use of the FMT distribution network in Europe, the Company expects to grow the Banjo business in Europe. In addition, the Company expects to be able to sell additional FMT products through the Banjo distributor network in the United States. These strategic opportunities will expand the Banjo products and markets served.
The trade name value of approximately $62 million was based on the fact that the Banjo business model generates strong financial results and has strong brand name recognition in the marketplace.
In contrast to the Company’s market strategy for HST as described in response to comment 3 above, the Company’s intention is to operate the Banjo business unit as a separate entity within FMT; Banjo products will not be combined with those of other units within FMT or sold under the FMT brand. Therefore, cash flows associated with the Banjo trade name are expected to continue indefinitely.
Based on the facts outlined above and the requirements of SFAS 142, the Company concluded that the Banjo trade name is appropriately accounted for as an indefinite life intangible asset.
In addition to the Banjo acquisition, the Company completed four other acquisitions during 2006 as described in Note 10 to the consolidated financial statements. The Company determined the fair value of the identified intangible assets of these acquisitions, also with the assistance of an independent third-party specialist. The Company identified various intangible assets (such as trade names, non-compete agreements, customer relationships, developed technology and software) relating to the respective acquisition. The valuation models used to determine the fair value complied with the AICPA Practice Aid, specifically, the trade names, developed technology and software were valued using a “relief of royalty” model, customer relationships were valued using a “excess earnings” model and the non-compete agreements were valued using the “lost profits approach under the income method” model.

Mr. Kevin Kuhar
December 6, 2007

Note 11. Discontinued Operations, page 42
5.	We note your discussion of the changes in financial statement line items from fiscal 2006 to fiscal 2005 in MD&A on page 16 does not provide a discussion of your discontinued operations or gain on sale of assets. In future filings, please revise to include a comparative analysis of the charges recorded, including a discussion of its impact on your operations.
The Company has provided the details relating to the net gain on sale of discontinued operations in the second paragraph of Results of Operations within the Management’s Discussion and Analysis section of the 2006 Form 10-K. In the Company’s future filing (Form 10-K for 2007) we will also include a discussion and a comparison year-over-year for the net gain on sale of discontinued operations and income from discontinued operations, net of tax within Management’s Discussion and Analysis.
In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports would not provide materially meaningful information and therefore are not necessary.
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Please direct any further questions or comments to me at (847) 664-4754. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (847) 498-9123.

Sincerely,
/s/ Dominic A. Romeo
Dominic A. Romeo
Vice President and Chief Financial Officer